Filed by Burlington Northern Santa Fe Corporation
pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to
Rule 14a-6 of the
Securities Exchange Act of 1934

Subject Company: Burlington Northern Santa Fe Corporation
Commission File No.: 1-11535

On January 28, 2010, Burlington Northern Santa Fe Corporation (“BNSF”) began mailing the following letter to investors in connection with the proposed acquisition by Berkshire Hathaway Inc. of BNSF:

January 28, 2010

Dear Fellow Stockholder:

TIME IS SHORT--AND YOUR VOTE MATTERS!

The important special meeting of the stockholders of Burlington Northern Santa Fe Corporation (“BNSF”) to approve the proposed merger of BNSF with a wholly owned subsidiary of Berkshire Hathaway Inc. (“Berkshire”) is now less than two weeks away, and according to our latest records, we have not yet received your proxy.

Approval of the proposed merger requires the affirmative vote of (i) holders of at least two-thirds of the issued and outstanding shares of BNSF common stock not owned by Berkshire or any of its affiliates or associates, and (ii) holders of a majority of the issued and outstanding shares of BNSF common stock.  Therefore, if you do not vote, it will have the same effect as a vote against the proposed merger.

To ensure that your shares are represented at the meeting, please take a moment now to vote your shares by telephone or over the Internet, or by signing, dating and returning the enclosed proxy card.

Very truly yours,

Matthew K. Rose
Chairman, President and Chief Executive Officer

THE SPECIAL MEETING IS LESS THAN TWO WEEKS AWAY!

Because time is short, we encourage you to submit your proxy by telephone, or via the Internet TODAY.  Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED
TOLL-FREE at 1-877-456-3463.

Additional Information

In connection with the proposed transaction, Berkshire Hathaway has filed with the SEC a registration statement that includes a definitive proxy statement of BNSF that also constitutes a prospectus of Berkshire Hathaway relating to the proposed transaction. On or about December 28, 2009, BNSF began mailing the definitive proxy statement/prospectus to stockholders of record as of the close of business on December 18, 2009. Investors are urged to read the definitive proxy statement/prospectus (including any amendments and supplements) and any other relevant documents filed with the SEC because they contain important information about BNSF, Berkshire Hathaway and the proposed transaction. The registration statement and definitive proxy statement/prospectus and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s Web site at www.sec.gov, Berkshire Hathaway’s Web site at www.berkshirehathaway.com and BNSF’s Web site at www.bnsf.com. In addition, these documents can also be obtained free of charge from Berkshire Hathaway upon written request to the Corporate Secretary or by calling 402-346 1400, or from BNSF upon written request to Linda Hurt or John Ambler or by calling 817-352 6452 or 817-867-6407.

BNSF, Berkshire Hathaway and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information regarding the directors and executive officers of BNSF may be found in its 2008 Annual Report on Form 10-K filed with the SEC on February 13, 2009, and in its definitive proxy statement relating to its 2009 Annual Meeting of Stockholders filed with the SEC on March 16, 2009. Information regarding the directors and executive officers of Berkshire Hathaway may be found in its 2008 Annual Report on Form 10-K filed with the SEC on March 2, 2009, and in its definitive proxy statement relating to its 2009 Annual Meeting of Stockholders filed with the SEC on March 13, 2009. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the solicitation of proxies in connection with the proposed transaction can also be obtained from the registration statement and definitive proxy statement/prospectus filed with the SEC in connection with the proposed transaction, which may be obtained free of charge from the sources indicated above.